FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 1, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD.

2006 FOURTH QUARTER AND ANNUAL RESULTS
RELEASE SCHEDULED FOR
MONDAY, MARCH 12, 2007
------
 Conference Call Scheduled for Monday, March 12, 2007 at 9:00 am EST

Netanya, Israel – March 1, 2007 – Cellcom Israel Ltd. (NYSE: CEL), announced that it will be releasing its 2006 fourth quarter and annual results on Monday, March 12, before the US markets open.

The Company will be hosting a conference call later that same day at 9:00 am EST. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, where available, please try the international dial-in number.

     US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610
at:
9:00 am Eastern Time (daylight saving time)
6:00 am Pacific Time (daylight saving time)
 1:00 pm UK Time
3:00 pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Cellcom’s website at: www.cellcom.co.il/Cultures/en-US/InvestorRelations

In addition, there will be a telephone replay available for two days following the call. The replay numbers are: 1 888 326 9310 (US); 0 800 917 4256 (UK) and +972 3 925 5901 (International).

About Cellcom
Cellcom is the leading Israeli cellular company; Cellcom entered the market in 1994 and today provides services to more than 2.8 million subscribers representing approximately 34% market share. Cellcom offers its subscribers a broad range of value added services including video streaming services, JAVA games, Multi Media Messages, content and multimedia services and more. In addition, Cellcom offers a wide range of cellular telephony services to both the private and business sectors including virtual private network (VPN), global roaming, voice-activated dialing and conference calling. Cellcom operates UMTS/HSDPA, GSM/GPRS/EDGE and TDMA networks. Cellcom also offers landline transmission and data services to business customers and telecommunications operators and, since July 2006, offers landline telephony services to selected businesses. For additional information please visit the Company's website http://www.cellcom.co.il/Cultures/en-US/InvestorRelations.

Company Contact	Investor Relations Contact
Shiri Israeli	Ehud Helft / Ed Job
Investor Relations Coordinator	CCGK Investor Relations
investors@cellcom.co.il	ehud@gkir.com / ed.job@ccgir.com
Tel: +972 52 998 9755	Tel: (US) 1 866 704 6710 / 1 646-213-1914

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	March 1 , 2007	By:	/s/ Liat Menahemi Stadler

			Name:	Liat Menahemi Stadler
			Title:	General Counsel